SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended December 31, 1996

                          Commission file number 1-3004

                             Illinois Power Company
                             Incentive Savings Plan
                            (Full title of the plan)


                              Illinova Corporation
                              500 South 27th Street
                              Decatur, Illinois  62525


                      (Name of issuer of the securities held
                       pursuant to the plan and the address
                       of its principal executive office.)




                            ILLINOIS POWER COMPANY

                            INCENTIVE SAVINGS PLAN




                              FINANCIAL STATEMENTS
                            AND ADDITIONAL INFORMATION

                                DECEMBER 31, 1996



                              ILLINOIS POWER COMPANY

                              INCENTIVE SAVINGS PLAN

            Index to Financial Statements and Additional Information

Financial Statements:                                          Page

   Report of Independent Accountants                              1

   Statement of Net Assets Available for Benefits
   with fund information as of December 31, 1996
   and 1995                                                    2-12


   Statement of Changes in Net Assets Available
   for Benefits with fund information for the
   years ended December 31, 1996 and 1995                     13-24


   Notes to Financial Statements                              25-31


Additional Information:

  Schedule I - Schedule of Assets Held for Investment Purposes

  Schedule II - Schedule of Reportable Transactions


   Note: Other schedules required by section 2520.103 10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for Benefits
As of December 31, 1996
                                        Illinova            Equity
                                        Stock               Income
                                        Fund                Fund
ASSETS:
 Cash and Temporary Cash Investments    $239,867                $0
 Investments at Fair Value            23,995,153        32,696,498
                                     -----------       -----------
          Total Investments           24,235,020        32,696,498

 Dividends and Interest Receivable           954                 0
 Employee Contributions Receivable         1,768            54,454
 Employer Contributions Receivable      1,166,375                0
 Loan Repayments Receivable                1,446            12,518
 Loans Outstanding                             0                 0
                                        -----------    -----------
          Other Assets                  1,170,543           66,972
                                        -----------    -----------
Total Assets                           25,405,563       32,763,470
                                       -----------     -----------

LIABILITIES:
Accrued Expenses                            1,906                0
                                        -----------    -----------
Total Liabilities                           1,906                0
                                        -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS       $25,403,657    $32,763,470
                                        ===========    ===========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for Benefits
As of December 31, 1996
                                        Retirement
                                          Growth                 Loan
                                           Fund                  Fund
ASSETS:
 Cash and Temporary Cash Investments            $0                 $0
 Investments at Fair Value              30,209,967                  0
                                        -----------         ----------

     Total Investments                  30,209,967                  0

 Dividends and Interest Receivable               0                  0
 Employee Contributions Receivable          61,030                  0
 Employer Contributions Receivable               0                  0
 Loan Repayments Receivable                 12,184            (41,691)
 Loans Outstanding                               0          3,959,549
                                        -----------         ----------
Other Assets                                73,214          3,917,858
                                        -----------         ----------
Total Assets                            30,283,181          3,917,858
                                        -----------         ----------

LIABILITIES:
Accrued Expenses                                 0                  0
                                        -----------         ----------
Total Liabilities                                0                  0
                                        -----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS       $30,283,181         $3,917,858
                                        ===========         ===========


See Accompanying Notes to Financial Statements



ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Net Assets Available for Benefits
As of December 31, 1996
                                             Asset          Asset
                                             Manager       Manager
                                             Income         Growth
                                             Fund           Fund
ASSETS:
 Cash and Temporary Cash Investments             $0                $0
 Investments at Fair Value                1,119,400         5,160,883
                                        -----------         ----------
     Total Investments                    1,119,400         5,160,883

 Dividends and Interest Receivable                0                 0
 Employee Contributions Receivable            2,886            12,849
 Employer Contributions Receivable                0                 0
 Loan Repayments Receivable                     308             2,247
 Loans Outstanding                                0                 0
                                        -----------         ----------
     Other Assets                             3,194            15,096
                                        -----------         ---------
    Total Assets                          1,122,594         5,175,979
                                        -----------         ----------

LIABILITIES:
Accrued Expenses                                  0                 0
                                        -----------        ----------
Total Liabilities                                 0                 0
                                        -----------         ---------
NET ASSETS AVAILABLE FOR BENEFITS       $1,122,594          $5,175,979
                                        ===========        ===========
See Accompanying Notes to Financial Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Net Assets Available for Benefits
As of December 31, 1996

                                             Asset
                                             Manager        International
                                             Fund           Fund
ASSETS:
 Cash and Temporary Cash Investments               $0              $0
 Investments at Fair Value                  8,191,890       3,742,593
                                          -----------      ---------
     Total Investments                      8,191,890       3,742,593
 Dividends and Interest Receivable                  0               0
 Employee Contributions Receivable             16,253           9,682
 Employer Contributions Receivable                  0               0
 Loan Repayments Receivable                     3,067           3,310
 Loans Outstanding                                  0               0
                                          -----------      ----------
     Other Assets                              19,320          12,992
                                          -----------       ----------
Total Assets                                8,211,210       3,755,585
                                          -----------       ----------
LIABILITIES:
Accrued Expenses                                    0               0
                                          -----------      ----------
Total Liabilities                                   0               0
                                          -----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS          $8,211,210      $3,755,585
                                          ===========     ===========

See Accompanying Notes to Financial Statements



ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for Benefits
As of December 31, 1996
                                        Managed
                                        Income
                                        Portfolio           Total All
                                        Fund                Funds
ASSETS:
 Cash and Temporary Cash Investments          $0            $239,867
 Investments at Fair Value            15,051,091         120,167,475
                                      -----------       ------------
     Total Investments                15,051,091         120,407,342

 Dividends and Interest Receivable             0                 954
 Employee Contributions Receivable        19,866             178,788
 Employer Contributions Receivable             0           1,166,375
 Loan Repayments Receivable                6,611                   0
 Loans Outstanding                             0           3,959,549
                                      -----------       ------------
     Other Assets                         26,477           5,305,666
                                      -----------        ------------
Total Assets                          15,077,568         125,713,008
                                      -----------       ------------

LIABILITIES:
Accrued Expenses                               0               1,906
                                     -----------        ------------
Total Liabilities                              0               1,906
                                     -----------        ------------
NET ASSETS AVAILABLE FOR BENEFITS    $15,077,568        $125,711,102
                                     ===========        ============


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for Benefits
As of December 31, 1995
                                             Guaranteed     Illinova
                                             Investment     Stock Fund
                                             Fund
ASSETS:
 Cash and Temporary Cash Investments                $0       $258,505
 Investments at Fair Value                   4,335,318     24,838,590
                                           -----------      ---------
Total Investments                            4,335,318     25,097,095

 Dividends and Interest Receivable                   0          1,066
 Employee Contributions Receivable                   0          4,794
 Employer Contributions Receivable                   0      2,154,253
 Loan Repayments Receivable                          0             27
 Loans Outstanding                                   0              0
                                           -----------      ---------
     Other Assets                                    0      2,160,140
                                           -----------     ---------
Total Assets                                 4,335,318     27,257,235
                                           -----------     -----------
LIABILITIES:
Accrued Expenses                                     0          2,312
                                           -----------     ----------
Total Liabilities                                    0          2,312
                                           -----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS           $4,335,318    $27,254,923
                                           ===========    ===========

See Accompanying Notes to Financial Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits
As of December 31, 1995
                                             Equity             Retirement
                                             Income              Growth
                                              Fund                Fund
ASSETS:
 Cash and Temporary Cash Investments              $0                  $0
 Investments at Fair Value                25,250,883          29,631,770
                                          -----------        -----------
     Total Investments                    25,250,883          29,631,770

 Dividends and Interest Receivable                 0                   0
 Employee Contributions Receivable                 0                   0
 Employer Contributions Receivable                 0                   0
 Loan Repayments Receivable                        0                   0
 Loans Outstanding                                 0                   0
                                         -----------          ----------
      Other Assets                                 0                   0
                                         -----------          ----------
Total Assets                              25,250,883          29,631,770
                                         -----------          -----------

LIABILITIES:
Accrued Expenses                                   0                   0
                                         -----------           ----------
Total Liabilities                                  0                   0
                                         -----------           ----------
NET ASSETS AVAILABLE FOR BENEFITS        $25,250,883         $29,631,770
                                         ===========          ===========

See Accompanying Notes to Financial Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for Benefits
As of December 31, 1995

                                                                Asset
                                                               Manager
                                                  Loan          Income
                                                  Fund           Fund
ASSETS:
 Cash and Temporary Cash Investments                $0               $0
 Investments at Fair Value                           0          915,918
                                            -----------        ----------
     Total Investments                               0          915,918

 Dividends and Interest Receivable                   0                0
 Employee Contributions Receivable                   0                0
 Employer Contributions Receivable                   0                0
     Loan Repayments Receivable                      0                0
 Loans Outstanding                           3,652,148                0
                                           -----------        ----------
     Other Assets                            3,652,148                0
                                           -----------        ----------
Total Assets                                 3,652,148          915,918
                                           -----------        ----------

LIABILITIES:
Accrued Expenses                                     0                0
                                           -----------        ----------
Total Liabilities                                    0                0
                                           -----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS           $3,652,148         $915,918
                                           ===========        ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for Benefits
As of December 31, 1995
                                            Asset
                                          Manager                Asset
                                           Growth               Manager
                                            Fund                  Fund

ASSETS:
   Cash and Temporary Cash Investments            $0                  $0
 Investments at Fair Value                 3,624,997           7,690,492
                                         -----------          ----------

     Total Investments                     3,624,997           7,690,492

 Dividends and Interest Receivable                 0                   0
 Employee Contributions Receivable                 0                   0
 Employer Contributions Receivable                 0                   0
 Loan Repayments Receivable                        0                   0
 Loans Outstanding                                 0                   0
                                          -----------         ----------
     Other Assets                                  0                   0
                                          -----------         ----------
Total Assets                               3,624,997           7,690,492
                                          -----------         -----------

LIABILITIES:
Accrued Expenses                                   0                   0
                                         -----------           -----------
Total Liabilities                                  0                   0
                                         -----------           -----------
NET ASSETS AVAILABLE FOR BENEFITS         $3,624,997           $7,690,492
                                         ===========           ===========


See Accompanying Notes to Financial Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Net Assets Available for Benefits
As of December 31, 1995

                                                       Managed Income
                                        International     Portfolio
                                            Fund            Fund
ASSETS:
 Cash and Temporary Cash Investments              $0              $0
 Investments at Fair Value                 2,815,240      11,506,630
                                          -----------     -----------
     Total Investments                     2,815,240      11,506,630

 Dividends and Interest Receivable                 0               0
 Employee Contributions Receivable                 0               0
 Employer Contributions Receivable                 0               0
 Loan Repayments Receivable                        0               0
 Loans Outstanding                                 0               0
                                          -----------      ----------
     Other Assets                                  0               0
                                          -----------     -----------
Total Assets                               2,815,240      11,506,630
                                          -----------     -----------

LIABILITIES:
Accrued Expenses                                  0                0
                                         -----------      -----------
Total Liabilities                                 0                0
                                         -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS        $2,815,240      $11,506,630
                                         ===========      ===========
See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Net Assets Available for Benefits
As of December 31, 1995
                                                 Total All
                                                   Funds
ASSETS:
 Cash and Temporary Cash Investments              $258,505
 Investments at Fair Value                     110,609,838
                                                ----------
   Total Investments                           110,868,343
 Dividends and Interest Receivable                   1,066
 Employee Contributions Receivable                   4,794
 Employer Contributions Receivable               2,154,253
 Loan Repayments Receivable                             27
 Loans Outstanding                               3,652,148
                                                ----------
     Other Assets                                5,812,288
                                                ----------
Total Assets                                   116,680,631
                                                ---------
LIABILITIES:
   Accrued Expenses                                  2,312
                                                ----------
Total Liabilities                                    2,312
                                                ----------
NET ASSETS AVAILABLE FOR BENEFITS             $116,678,319
                                              ============

See Accompanying Notes to Financial Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1996
                                        Guaranteed          Illinova
                                        Investment            Stock
                                          Fund                 Fund

Sources of Participants' Equity:
Contributions:
          Employee                            $0            $113,909
          Employer                             0           2,427,868
          Fund-to-Fund Transfers      (4,053,196)         (1,117,223)
          Plan-to-Plan Transfers           8,632             240,896
          Loan Repayments                      0              20,276
                                       ---------          ---------
                                      (4,044,564)         (1,685,726)
                                      -----------         ------------
 Investment Income:
     Dividend and Interest Income         93,555             985,562
     Net Change in Fair Value of
          Investments                          0          (2,123,802)
                                        ---------          ----------
                                          93,555          (1,138,240)
                                        ---------         -----------
Application of Participants' Equity:
     Loans to Participants                34,415              46,161
     Distributions to Active and
          Terminated Participants        349,894           2,329,230
     Administrative and Miscellaneous
          Expenses                             0              23,361
                                        ---------         -----------

                                          384,309           2,398,752
                                        ---------         -----------
Increase (Decrease) in Net Assets
Available for Benefits                 (4,335,318)         (1,851,266)

Net Assets Available for Benefits,
Beginning of Year                       4,335,318          27,254,923
                                       ----------          ----------
Net Assets Available for Benefits,
End of Year                                    $0         $25,403,657

                                        ==========         ===========


See Accompanying Notes to Financial Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1996
                                         Equity           Retirement
                                         Income             Growth
                                          Fund               Fund
Sources of Participants' Equity:
Contributions:
          Employee                      $2,088,452        $2,701,215
          Employer                               0                 0
          Fund-to-Fund Transfers         2,267,800        (2,163,022)
          Plan-to-Plan Transfers           196,007           132,054
          Loan Repayments                  492,947           538,025
                                       -----------       -----------
                                         5,045,206         1,208,272
                                       -----------        -----------
 Investment Income:
     Dividend and Interest Income        2,018,141         3,751,565
     Net Change in Fair Value of
          Investments                    3,507,230        (1,328,460)
                                         -----------      -----------
                                         5,525,371         2,423,105
                                         -----------      -----------
Application of Participants' Equity:
     Loans to Participants                 575,901           654,656
     Distributions to Active and
          Terminated Participants        2,478,672         2,324,197
     Administrative and Miscellaneous
          Expenses                           3,417             1,113
                                        -----------       -----------
                                         3,057,990         2,979,966
                                        -----------       -----------
Increase (Decrease) in Net Assets
Available for Benefits                   7,512,587           651,411

Net Assets Available for Benefits,
Beginning of Year                       25,250,883        29,631,770
                                        -----------      -----------
Net Assets Available for Benefits,
End of Year                             32,763,470       $30,283,181
                                        ===========      ===========


See Accompanying Notes to Financial Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1996
                                                     Asset Manager
                                        Loan           Income
                                        Fund            Fund
Sources of Participants' Equity:
Contributions:
          Employee                         $0          $109,994
          Employer                          0                 0
          Fund-to-Fund Transfers            0           147,286
          Plan-to-Plan Transfers       34,288             1,766
          Loan Repayments          (1,326,383)           11,577
                                   -----------       ----------
                                   (1,292.095)          270,623
                                   -----------      -----------
 Investment Income:
     Dividend and Interest Income           0            71,593
     Net Change in Fair Value of
          Investments                       0                74
                                   -----------       ----------
                                            0            71,667
                                   ----------        ----------

Application of Participants' Equity:
     Loans to Participants         (1,776,177)            9,476
     Distributions to Active and
          Terminated Participants     218,372           126,138
     Administrative and Miscellaneous
          Expenses                          0                 0
                                   -----------        ----------
                                   (1,557,805)          135,614
                                   -----------       ----------
Increase (Decrease) in Net Assets
Available for Benefits                265,710           206,676

Net Assets Available for Benefits,
Beginning of Year                   3,652,148           915,918
                                   -----------       ----------

Net Assets Available for Benefits,
End of Year                        $3,917,858        $1,122,594
                                   ===========      ===========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1996
                                        Asset
                                       Manager              Asset
                                       Growth              Manager
                                        Fund                Fund
Sources of Participants' Equity:
Contributions:
          Employee                    $514,729            $684,488
          Employer                           0                   0
          Fund-to-Fund Transfers       412,675            (498,277)
          Plan-to-Plan Transfers        45,836              50,856
          Loan Repayments               90,739             135,366
                                     ---------            ------------
                                     1,063,979             372,433
                                    -----------           -----------
 Investment Income:
     Dividend and Interest Income      427,136              645,695
     Net Change in Fair Value of
          Investments                  259,672              315,713
                                      --------             ---------
                                       686,808              961,408
                                      --------            -----------
Application of Participants' Equity:
     Loans to Participants              56,573              129,270
     Distributions to Active and
          Terminated Participants      143,232              683,807
     Administrative and Miscellaneous
          Expenses                           0                   46
                                      -----------        ----------
                                       199,805              813,123
                                      -----------         ----------
Increase (Decrease) in Net Assets
Available for Benefits                 1,550,982            520,718

Net Assets Available for Benefits,
Beginning of Year                      3,624,997          7,690,492
                                     -----------          ----------

Net Assets Available for Benefits,
End of Year                           $5,175,979         $8,211,210
                                     ===========         ===========


See Accompanying Notes to Financial Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996

                                                         Managed Income
                                        International      Portfolio
                                             Fund             Fund

Sources of Participants' Equity:
  Contributions:
          Employee                           $408,751        $752,112
          Employer                                  0               0
          Fund-to-Fund Transfers              240,279       4,763,678
          Plan-to-Plan Transfers               59,534          69,627
          Loan Repayments                     107,694         241,553
                                          -----------      ----------
                                              816,258       5,826,970
                                           -----------    -----------
 Investment Income:
     Dividend and Interest Income             120,391         752,344
     Net Change in Fair Value of
          Investments                         288,207               0
                                             -----------    ----------
                                              408,598         752,344
                                             -----------    ----------
Application of Participants' Equity:
     Loans to Participants                     48,042         221,683
     Distributions to Active and
          Terminated Participants             236,330       2,781,257
     Administrative and Miscellaneous
          Expenses                                139           5,436
                                          -----------       ----------
                                              284,511       3,008,376
                                          -----------       ----------
Increase (Decrease) in Net Assets
Available for Benefits                         940,345      3,570,938

Net Assets Available for Benefits,
Beginning of Year                            2,815,240    11,506,630
                                           -----------    ---------

Net Assets Available for Benefits,
End of Year                                 $3,755,585   $15,077,568
                                           ===========   ===========


See Accompanying Notes to Financial Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available
for Benefits for the Year Ended December 31, 1996
                                             Total All
                                               Funds
Sources of Participants' Equity:
     Contributions:
          Employee                           $7,373,650
          Employer                            2,427,868
          Fund-to-Fund Transfers                      0
          Plan-to-Plan Transfers                839,496
          Loan Repayments                       311,794
                                               --------
                                             10,952,808
                                            -----------
 Investment Income:
     Dividend and Interest Income             8,865,982
     Net Change in Fair Value of
          Investments                           918,634
                                             ----------
                                              9,784,616
                                             ----------
Application of Participants' Equity:
     Loans to Participants                            0
     Distributions to Active and
          Terminated Participants            11,671,129
     Administrative and Miscellaneous
          Expenses                               33,512
                                             ----------
                                             11,704,641
                                             ----------
Increase (Decrease) in Net Assets
               Available for Benefits         9,032,783

Net Assets Available for Benefits,
 Beginning of Year                          116,678,319
                                            -----------
Net Assets Available for Benefits,
 End of Year                               $125,711,102
                                           ============

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1995
                                        Guaranteed             Illinova
                                        Investment              Stock
                                          Fund                  Fund
Sources of Participants' Equity:
Contributions:
          Employee                            $28              $96,143
          Employer                              0            3,611,411
          Fund-to-Fund Transfers         (366,643)          (1,028,030)
          Plan-to-Plan Transfers           (6,871)             (36,800)
          Loan Repayments                     941               16,670
                                        -----------         ----------
                                         (372,545)           2,659,394
                                        -----------         -----------
 Investment Income:
     Dividend and Interest Income         230,794              774,505
     Net Change in Fair Value of
          Investments                           0            6,475,694
                                        -----------         ----------
                                          230,794            7,250,199
                                        -----------         ----------
Application of Participants' Equity:
     Loans to Participants                120,348               45,412
     Distributions to Active and
          Terminated Participants         139,398              461,970
     Administrative and Miscellaneous
          Expenses                              0               21,881
                                      -----------            ----------
                                          259,746              529,263
                                      ------------           ----------
Increase (Decrease) in Net Assets
Available for Benefits                   (401,497)           9,380,330

Net Assets Available for Benefits,
Beginning of Year                       4,736,815           17,874,593
                                        ----------          ----------
Net Assets Available for Benefits,
End of Year                            $4,335,318          $27,254,923
                                       ===========         ===========

See Accompanying Notes to Financial Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1995
                                             Equity             Retirement
                                             Income               Growth
                                              Fund                 Fund
Sources of Participants' Equity:
Contributions:
          Employee                      $2,133,437             $2,837,866
          Employer                               0                      0
          Fund-to-Fund Transfers           906,422                237,749
          Plan-to-Plan Transfers           107,547                182,004
          Loan Repayments                  400,791                440,944
                                        ----------               ---------
                                         3,548,197              3,698,563
                                        -----------             ----------
 Investment Income:
     Dividend and Interest Income        1,404,753              2,820,129
     Net Change in Fair Value of
          Investments                    4,292,734              2,621,406
                                        -----------            ----------
                                         5,697,487              5,441,535
                                        -----------            ----------
Application of Participants' Equity:
     Loans to Participants                 449,648                586,249
     Distributions to Active and
          Terminated Participants          198,264                291,399
     Administrative and Miscellaneous
          Expenses                               0                      0
                                        -----------            ----------
                                           647,912                877,648
                                        -----------            ----------
Increase (Decrease) in Net Assets
Available for Benefits                   8,597,772              8,262,450

Net Assets Available for Benefits,
Beginning of Year                       16,653,111             21,369,320
                                        -----------            ----------
Net Assets Available for Benefits,
End of Year                            $25,250,883            $29,631,770
                                        ===========           ===========

See Accompanying Notes to Financial Statements


ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1995

                                                                Asset Manager
                                                  Loan             Income
                                                  Fund              Fund
Sources of Participants' Equity:
Contributions:
          Employee                                $0              $148,251
          Employer                                 0                     0
          Fund-to-Fund Transfers              20,808               105,046
          Plan-to-Plan Transfers              34,644                (2,659)
          Loan Repayments                 (1,180,108)               20,964
                                          -----------            ----------
                                          (1,124,656)              271,602
                                           -----------           ----------
 Investment Income:
     Dividend and Interest Income                183                36,105
     Net Change in Fair Value of
          Investments                              0                74,529
                                          -----------            ----------
                                                 183               110,634
                                          -----------            ----------
Application of Participants' Equity:
     Loans to Participants                (1,738,789)                4,266
     Distributions to Active and
          Terminated Participants                  0                   490
     Administrative and Miscellaneous
          Expenses                                 0                     0
                                          -----------            ----------
                                          (1,738,789)                4,756
                                          -----------             ---------
Increase (Decrease) in Net Assets
Available for Benefits                       614,316                377,480
Net Assets Available for Benefits,
Beginning of Year                          3,037,832                538,438
                                         -----------               ----------
Net Assets Available for Benefits,
End of Year                               $3,652,148               $915,918
                                          ===========              ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1995
                                        Asset
                                        Manager             Asset
                                        Growth              Manager
                                        Fund                Fund
Sources of Participants' Equity:
     Contributions:
          Employee                      $556,204            $867,453
          Employer                             0                   0
          Fund-to-Fund Transfers        (268,372)           (356,465)
          Plan-to-Plan Transfers          17,009              23,195
          Loan Repayments                 90,447             122,926
                                       -----------       ------------
                                         395,288             657,109
                                       -----------        -----------
 Investment Income:
     Dividend and Interest Income         53,431             209,737
     Net Change in Fair Value of
          Investments                    520,998             931,074
                                       -----------       -----------
                                         574,429           1,140,811
                                       -----------         ----------
Application of Participants' Equity:
     Loans to Participants                55,863             168,271
     Distributions to Active and
          Terminated Participants         56,917              92,168
     Administrative and Miscellaneous
          Expenses                             0                   0
                                        -----------         ----------
                                         112,780             260,439
                                        -----------         ----------
Increase (Decrease) in Net Assets
Available for Benefits                   856,937           1,537,481

Net Assets Available for Benefits,
Beginning of Year                      2,768,060           6,153,011
                                      ----------          ----------
Net Assets Available for Benefits,
End of Year                            $3,624,997         $7,690,492
                                      ===========        ===========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1995

                                                              Managed
                                                               Income
                                       International          Portfolio
                                           Fund                  Fund
Sources of Participants' Equity:
Contributions:
          Employee                           $482,433        $1,114,609
          Employer                                  0                 0
          Fund-to-Fund Transfers             (237,029)          986,514
          Plan-to-Plan Transfers               18,334            (2,991)
          Loan Repayments                      89,873            225,546
                                          -----------         ----------
                                             353,611           2,323,678
                                          -----------         ----------
 Investment Income:
     Dividend and Interest Income             87,053             561,947
     Net Change in Fair Value of
          Investments                        202,882                   0
                                          -----------          ----------
                                             289,935             561,947
                                           -----------          ----------
Application of Participants' Equity:
     Loans to Participants                   49,157              259,575
     Distributions to Active and
          Terminated Participants            52,086              268,487
     Administrative and Miscellaneous
          Expenses                                0                    0
                                         -----------           ----------
                                             101,243             528,062
                                          -----------           ----------
Increase (Decrease) in Net Assets
Available for Benefits                       542,303           2,357,563

Net Assets Available for Benefits,
Beginning of Year                          2,272,937           9,149,067
                                         -----------           ----------
Net Assets Available for Benefits,
End of Year                               $2,815,240          $11,506,630
                                          ===========          ===========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 1995
                                          Total All
                                             Funds
Sources of Participants' Equity:
Contributions:
               Employee                   $8,236,424
               Employer                    3,611,411
               Fund-to-Fund Transfers              0
               Plan-to-Plan Transfers        333,412
               Loan Repayments               228,994
                                          ----------
                                          12,410,241
                                          ----------
 Investment Income:
          Dividend and Interest Income     6,178,637
          Net Change in Fair Value of
               Investments                15,119,317
                                          ----------
                                          21,297,954
                                          ----------
Application of Participants' Equity:
     Loans to Participants                         0
     Distributions to Active and
       Terminated Participants             1,561,179
     Administrative and Miscellaneous
       Expenses                               21,881
                                           ---------
                                           1,583,060
                                           ---------
Increase (Decrease) in Net Assets
  Available for Benefits                  32,125,135
Net Assets Available for Benefits,
 Beginning of Year                        84,553,184
                                          -----------
Net Assets Available for Benefits,
 End of Year                            $116,678,319
                                        ============

See Accompanying Notes to Financial Statements


                              ILLINOIS POWER COMPANY

                              INCENTIVE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN:

          General:

The Illinois Power Company Incentive Savings Plan (the Plan) is sponsored and administered by Illinois Power Company (the Company).
The Plan became effective as of June 1, 1984. Assets of the Plan are held and managed by a Trustee. For the first six months of 1995, the Trustee was State Street Bank and Trust Company of Boston, Massachusetts. Effective July 1, 1995, Fidelity Management Trust Company of Boston, Massachusetts became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in taxdeferred savings as allowed by the Internal Revenue Code. The Plan is subject to and in compliance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

         Participation:

   All salaried employees of the Company are eligible to participate in the Plan. In addition, all employees of Illinois Power Company's parent company, Illinova Corporation (Illinova), are eligible to participate, as are employees of Illinova's other subsidiary companies. Participation is voluntary. Active participation ceases upon termination of employment with the Company. Former employees can choose to liquidate their accounts or to leave them in the Plan. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

          Plan Changes and Amendments:

   As of June 30, 1994, the administrator started phasing out the Guaranteed Investment Contract option. No funds were contributed or transferred to the GIC after that date. Funds in the guaranteed investment contract were eligible to remain there until June 30, 1996, at which time the contract matured and the remaining funds were transferred to the Managed Income Portfolio.

          Contributions:

  Participants may make before-tax contribution by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

  Participants have the option of directing their contributions into any or all of the investment funds in the proportions they choose. They may change their direction options or transfer amounts from fund to fund at any time.

  The Company contributes a monthly matching contribution to the Plan equal to 50% of the first $80 of the participants' monthly before-tax contributions and 25% of the balance of deferrals per month, up to 6% of the employee's base earnings for the month. All Company matching contributions are paid in units of Illinova common stock and are contained in the Stock Fund. Dividends on Stock held in the Stock Fund are invested in the Stock Fund and increase the unit value of the Fund.

 The Company has an Incentive Compensation arrangement in which employees can earn cash and Illinova stock if specified performance goals are met. Units awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these units are invested in the Stock Fund and increase its unit value.

  Shares previously held in the Tax Reduction Act Stock Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.

         ESOP:

  In October 1990, the Board of Directors authorized amendments to the Incentive Savings Plan to provide for the implementation of an Employee Stock Ownership Plan (ESOP) arrangement. Under this arrangement, the Company, pursuant to authorization granted by the Illinois Commerce Commission (ICC), loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase 2,031,445 shares of the Company's common stock on the open market. These shares are held in the ESOP and are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan.

 As of December 31, 1996, 232,818 and 314,955 shares have been allocated to salaried employees for Company Match and Incentive Compensation, respectively.

          Distributions:

   Distributions as provided for in the Plan are made to Plan participants or their beneficiaries no later than 120 days following the close of the Plan year in which the participant reaches age 70 1/2 unless an earlier distribution is requested. All distributions are made in the form of cash and/or Illinova common stock.

          Loans:

  The Plan allows participants to borrow from their before-tax and TRASOP accounts an amount not to exceed the lesser of $50,000 reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made or 50% of the vested account balance. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. For 1996, the interest rate was 9.25%. The range for 1995 was 9.5% to 10%.

   All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire their principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

          Plan Termination:

  It is expected that the Plan will be continued, but the right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          Basis of Accounting:

   The accompanying Plan financial statements are prepared on the accrual basis of accounting.

          Investments:

    The guaranteed investment fund is valued at contract value as reported to the Plan by the Trustee. Participant notes receivable included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at current value based on the latest quoted market price.


          Income:

  Interest and dividend income is accrued as earned.

  Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Illinova common stock is valued by the Plan at actual cost; however, current value is used at the time of distribution to participants and results in a realized gain or loss as reflected in the Statement of Changes in Net Assets Available for Benefits.

         Expenses:
   Certain expenses incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees and trustee administrative fees. All other expenses incurred in the operation of the Plan are paid by the Company.

          Income Taxes:

   The Plan obtained its latest determination letter on January 8, 1996, in which the Internal Revenue Service stated that the Plan as designed was in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 3 - INVESTMENTS

  Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

                                            December 31, 1996
Investments at Fair
Value as Determined by
Quoted Market Price                   Units       Value        Cost
Fidelity Equity Income
Fund                                763,402     32,696,498   25,136,636
Fidelity Retirement
Growth Fund                       1,747,251     30,209,967   30,809,480

Illinova Common Stock               872,551     23,995,153   19,065,430

Fidelity Asset Manager
Fund                                497,383      8,191,890    7,457,184

Fidelity Managed Income
Portfolio                        15,051,091     15,051,091   15,051,091


                                             December 31, 1995
Investments at Fair
Value as Determined by
Quoted Market Price                Units           Value         Cost

Fidelity Equity Income
Fund                              665,723        25,250,883     20,233,153

Fidelity Retirement
Growth Fund                     1,629,014        29,631,770     28,552,931

Illinova Common Stock             827,953        24,838,590     17,965,506

Fidelity Asset Manager
Fund                              485,204         7,690,492      7,096,354

Fidelity Managed Income
Portfolio                      11,506,630        11,506,630     11,506,630



NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

     Fidelity Management Trust Company, the Trustee for the Plan, purchased shares of Illinova Common Stock at a cost of $4,146,784 in 323 transactions and sold shares, the proceeds of which totaled $3,906,425, in 308 transactions. The net gain on these sales was $805,123. The transactions are allowable party-in interest transactions under Section 408(3) of the ERISA regulations.

    The majority of the assets of the Plan are invested in Fidelity Investments mutual funds. The Plan also invests in a short-term money market fund, the Fidelity Investments Cash Portfolio. The transactions with these Fidelity funds are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations. The number of purchase transactions with each fund and the dollar amount of purchases for each fund as of December 31, 1996 are listed below:

                               Purchase
Fund                          Transactions          Purchase Amount

Equity Income Fund                234                 $8,562,277

Retirement Growth Fund            236                  8,682,436

International Fund                155                  1,249,307

Asset Manager Fund                184                  1,852,578

Asset Manager Growth Fund         165                  1,930,774

Asset Manager Income Fund          97                    483,405

Managed Income Portfolio          189                  9,597,739

Cash Portfolio                    152                  4,823,012


   The number of sales transactions with each fund, the dollar amount of sales, and the gain on these sales for each fund as of December 31, 1996 are shown below:

                            Sales
                            Trans-            Sales
Fund                        actions           Amount              Gain

Equity Income Fund            185           $4,623,892          $965,099

Retirement Growth Fund        209            6,775,778           349,892

International Fund            109              610,162            28,324

Asset Manager Fund            150            1,666,893           175,145

Asset Manager Growth Fund      99               54,560            70,233

Asset Manager Income Fund      44              279,997             5,248

Managed Income Portfolio      190            6,053,278                 0

Cash Portfolio                258            4,841,649                 0



                                                                 Schedule I
                                                                 Item 27a

                        Illinois Power Company
                        Incentive Savings Plan

               Schedule of Assets Held for Investment Purposes
                        December 31, 1996


Identity of Issue/                                           Current
Description of Investment                   Cost              Value

*Fidelity Equity Income Fund             $25,136,636       $32,696,498

*Fidelity Retirement Growth Fund          30,809,480        30,209,967

*Illinova Common Stock                    19,065,430        23,995,153

*Fidelity Asset Manager Income
 Fund                                      1,079,421         1,119,400

*Fidelity Asset Manager Growth
 Fund                                      4,625,953         5,160,883

*Fidelity Asset Manager Fund               7,457,184         8,191,890

*Fidelity International Growth
 and Income Fund                           3,397,456         3,742,593

*Fidelity Managed Income
 Portfolio                                15,051,091        15,051,091

**Participant Loans                        3,959,549         3,959,549
                                          ----------        ----------
                                        $110,582,200      $124,127,024

*A party-in-interest to the Plan
**Interest rates on loans range
  from 7% to 11%

                                                                   Schedule II
                                                                   Item 27d

                             Illinois Power Company
                             Incentive Savings Plan

                        Schedule of Reportable Transactions for
                              the Year Ended December 31, 1996

                                                                      Net Gain
Identity of Party Involved/     Purchase       Selling     Cost of       or
Description of Asset             Price          Price       Asset      (Loss)

Fidelity Equity Income Fund     8,562,277     4,623,892    3,658,793  965,099

Fidelity Retirement Growth Fund 8,682,436     6,775,778    6,425,886  349,892

Fidelity Managed Income         9,597,739     6,053,278    6,053,278        0
Portfolio


     SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Illinois Power Company
                                          Incentive Savings Plan


                                          /s/ David W. Butts
                                          -------------------------
                                          David W. Butts
                                          Senior Vice-President

          Date: June 17, 1997


                                 EXHIBIT INDEX

                             Exhibits Filed Herewith


   Exhibit No.              Description

       1                    Consent of Independent Accountants




                                                                    Exhibit 1

                           CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60278 of Illinova Corporation of our report on the Illinois Power Company Incentive Savings Plan for the year ended December 31, 1996, dated June 13, 1997, which is incorporated by reference in this Form 11-K.



by /s/ Price Waterhouse LLP

St. Louis, Missouri
June 17, 1997